STATEMENT OF INVESTMENTS

Dreyfus Premier International Bond Fund
January 31, 2007 (Unaudited)

Bonds and Notes--90.6%		Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Argentina--1.0%					
Republic of Argentina BONAR,					
Bonds , Ser. VII		7.00	9/12/13	60,000	**59,340**
Australia--.3%					
Queensland Treasury,					
Gov't. Gtd. Notes, Ser. 11G	AUD	6.00	6/14/11	25,000 a	**19,222**
Belgium--2.5%					
Belgium Kingdom,					
Bonds, Ser. 44	EUR	5.00	3/28/35	30,000 a	43,633
Belgium Kingdom,					
Bonds, Ser. 40	EUR	5.50	9/28/17	70,000 a	101,728
					145,361
Canada--4.3%					
Canadian Government,					
Bonds	CAD	5.00	6/1/14	280,000 a	**250,405**
Cayman Islands--.2%					
BES Finance,					
Bank Gtd. Notes	EUR	4.50	3/16/49	10,000 a,b	**12,589**
France--7.2%					
Dexia Municipal Agency,					
Scd. Notes	JPY	0.80	5/21/12	27,000,000 a	217,692
Government of France,					
Bonds	EUR	4.75	4/25/35	140,000 a	196,966
					414,658
Germany--12.2%					
Bundesrepublik Deutschland,					
Bonds, Ser. 05	EUR	3.25	7/4/15	96,000 a	118,103
Bundesrepublik Deutschland,					
Bonds, Ser. 05	EUR	3.50	1/4/16	65,000 a	81,107
Bundesrepublik Deutschland,					
Bonds, Ser. 03	EUR	3.75	7/4/13	60,000 a	76,813
Bundesrepublik Deutschland,					
Bonds, Ser. 03	EUR	4.25	1/4/14	65,000 a	85,564
Bundesrepublik Deutschland,					
Bonds, Ser. 03	EUR	4.75	7/4/34	85,000 a	119,901
Kreditanstalt fuer Wiederaufbau,					
Gtd. Bonds	JPY	1.75	3/23/10	26,000,000 a	220,829
					702,317
Greece--1.3%					
Hellenic Republic,					
Bonds	EUR	3.70	7/20/15	60,000 a	**75,090**
Ireland--8.1%					
DEPFA ACS BANK,					
Covered Public Loans	JPY	0.75	9/22/08	30,000,000 a	248,845
DEPFA ACS BANK,					
Covered Public Loans	JPY	1.65	12/20/16	10,000,000 a	82,118
GE Capital European Funding,					
Gtd. Notes	EUR	3.69	5/4/11	105,000 a,b	137,039
					468,002
Italy--2.3%					
Autostrade,					
Gtd. Notes	EUR	4.11	6/9/11	100,000 a,b	**131,224**
Japan--6.2%					
Development Bank of Japan,					
Gov't. Gtd. Bonds	JPY	1.40	6/20/12	8,000,000 a	66,714
Development Bank of Japan,					
Gov't. Gtd. Bonds	JPY	1.70	9/20/22	19,000,000 a	148,045

Japan Finance for Municipal Enterprises, Gov't. Gtd. Notes	JPY	1.35	11/26/13	11,000,000 a	90,538
Japan Finance for Municipal Enterprises, Gov't. Gtd. Bonds	JPY	1.55	2/21/12	6,000,000 a,c	50,438
					355,735
Mexico--1.4%					
Mexican Bonos, Bonds, Ser. MI10	MXN	8.00	12/19/13	860,000 a	**78,673**
Netherlands--6.2%					
KPN, Sr. Unsub. Bonds		8.38	10/1/30	5,000	5,643
Netherlands Government, Bonds	EUR	4.00	1/15/37	280,000 a	350,388
					356,031
Poland--1.0%					
Poland Government, Bonds, Ser. 1015	PLN	6.25	10/24/15	160,000 a	**57,537**
Supranational--4.2%					
European Investment Bank, Sr. Unscd. Notes	JPY	1.40	6/20/17	29,700,000 a	**239,872**
Sweden--3.0%					
Swedish Government, Bonds, Ser. 1050	SEK	3.00	7/12/16	1,300,000 a	**172,227**
United Kingdom--16.2%					
FCE Bank, Notes	EUR	4.72	9/30/09	80,000 a,b	103,317
National Grid, Sr. Unscd. Notes		6.30	8/1/16	25,000	25,904
SABMiller, Gtd. Notes		5.66	7/1/09	30,000 b,d	30,053
United Kingdom Gilt, Bonds	GBP	4.00	3/7/09	120,000 a	229,129
United Kingdom Gilt, Bonds	GBP	4.25	6/7/32	20,000 a	38,001
United Kingdom Gilt, Bonds	GBP	4.75	6/7/10	140,000 a	269,814
United Kingdom Gilt, Bonds	GBP	5.00	9/7/14	120,000 a	234,355
					930,573
United States--13.0%					
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW14, Cl. AAB		5.17	12/1/38	65,000	63,733
Capital Auto Receivables Asset Trust, Ser. 2006-2, Cl. B		5.07	12/15/11	20,000	19,779
CIT Group, Sr. Notes		5.51	1/30/09	25,000 b	25,061
Citigroup, Notes	JPY	0.80	10/30/08	2,900,000 a	24,016
Countrywide Financial, Gtd. Notes		5.59	3/24/09	25,000 b,c	25,072
Crown Castle Towers, Ser. 2006-1A, Cl. D		5.77	11/15/36	25,000 d	24,812
Dominion Resources/VA, Sr. Notes, Ser. D		5.66	9/28/07	25,000 b	25,013
Georgia-Pacific, Gtd. Notes		7.00	1/15/15	15,000 d	15,000

Goldman Sachs Group,					
Bonds	EUR	3.87	2/4/13	50,000 a	65,207
Government National Mortgage Association I:					
Ser. 2004-23, Cl. B, 2.95%, 3/16/19				33,846	32,406
Ser. 2006-68, Cl. A, 3.89%, 7/16/26				24,942	24,047
Ser. 2006-67, Cl. A, 3.95%, 11/16/30				54,904	52,971
Ser. 2005-76, Cl. A, 3.96%, 5/16/30				34,085	33,035
Ser. 2005-79, Cl. A, 4.00%, 10/16/33				33,792	32,820
Home Equity Mortgage Trust,					
Ser. 2006-5, Cl. A1		5.50	1/25/37	22,420 b	22,415
Host Hotels & Resorts,					
Gtd. Notes		6.88	11/1/14	10,000 d	10,088
Lehman Brothers Holdings,					
Notes		5.48	8/21/09	30,000 b	30,038
Merrill Lynch & Co.,					
Sr. Unscd. Notes, Ser. 1		5.45	12/4/09	55,000 b,c	55,044
Morgan Stanley Capital I,					
Ser. 2006-IQ12, Cl. A1		5.26	12/15/43	24,752	24,639
NiSource Finance,					
Gtd. Notes		5.94	11/23/09	25,000 b	25,033
SunTrust Preferred Capital I,					
Bank Gtd. Notes		5.85	12/31/49	10,000 b,c	10,101
Time Warner,					
Gtd. Notes		5.61	11/13/09	35,000 b	35,059
U.S. Treasury Notes					
3.00%, 11/15/07				30,000	29,528
Washington Mutual Bank,					
Notes		5.46	5/1/09	30,000 b	30,028
Windstream,					
Gtd. Notes		8.13	8/1/13	10,000	10,813
Windstream,					
Gtd. Notes		8.63	8/1/16	5,000	5,481
					751,239

Total Bonds and Notes

(cost $5,209,535) **5,220,095**

Options--.3%	Face Amount Covered by Contracts ($)	Value ($)
Call Options--.1%		
Australian Dollar,		
April 2007 @ .7535	110,000	3,107
Japanese Yen,		
March 2007 @ 115	135,000	215
		3,322
Put Options--.2%		
Australian Dollar,		
April 2007 @ .7535	110,000	608
Canadian Dollar,		
April 2007 @ 1.1266	105,000	4,755
Japanese Yen,		
March 2007 @ 115	135,000	6,355
		11,718

Total Options

(cost $12,276) **15,040**

Short-Term Investments--5.0%	Principal Amount ($)	Value ($)
Corporate Notes--2.0%		
Egyptian Treasury Bills,		
9.36%, 2/8/07	110,000 d,e	**113,047**
U.S. Government Agencies--2.7%		
Federal National Mortgage		
Association, 5.11%, 2/20/07	160,000	**159,569**
U.S. Treasury Bills--.3%		
4.87%, 3/8/07	15,000 f	**14,928**
Total Short-Term Investments		
(cost $284,506)		**287,544**

Investment of Cash Collateral for Securities Loaned--2.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $145,016)	145,016 g	**145,016**

Total Investments (cost $5,651,333)	**98.4%**	**5,667,695**
Cash and Receivables (Net)	**1.6%**	**89,642**
Net Assets	**100.0%**	**5,757,337**

a   Principal amount stated in U.S. Dollars unless otherwise noted.
   AUD--Australian Dollars
   CAD--Canadian Dollars
   EUR--Euro
   GBP--British Pound
   JPY--Japanese Yen
   MXN--Mexican Peso
   PLN--Polish Zloty
   SEK--Swedish Krona
b   Variable rate security--interest rate subject to periodic change.
c   All or a portion of these securities are on loan. At January 31, 2007, the total market value of the fund's
   securities on loan is $140,112 and the total market value of the collateral held by the fund is $145,016.
d   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
   transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2007, these
   securities amounted to $193,000 or 3.4% of net assets.
e   Credit Linked Notes.
f   All or partially held by a broker as collateral for open financial futures positions.
g   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
January 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 1/31/2007 ($)
Financial Futures Short				
U.S. Treasury 5 Year Notes	2	(209,063)	March 2007	1,775
Financial Futures Long				
Euro Bund 10 Year	2	299,635	March 2007	(2,098)
				(323)